SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VIMPELCOM LTD.

(Name of Issuer)

 Common Shares, nominal value U.S.$0.001 per share

(Title of Class of Securities)

G9360W 107

 (CUSIP Number)

Fabio Ceccarelli
Financial Controller
Weather Investments II S.à r.l.
12 Rue Guillaume Kroll
L-1882 Luxembourg
Grand Duchy of Luxembourg
+352 (62) 12 33 720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G9360W 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Weather Investments II S.à r.l. 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 305,803,396 common shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 305,803,396 common shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,803,396 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% of outstanding common shares(1)
14	TYPE OF REPORTING PERSON HC, CO

(1) Based on 1,628,199,135 common shares of VimpelCom which were issued and outstanding as of April 15, 2011, determined based on representations made by VimpelCom Ltd. to Weather II S.à r.l. on such date.

SCHEDULE 13D

CUSIP No. G9360W 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marchmont Limited 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 common shares (excludes beneficial ownership of 305,803,396 common shares which are disclaimed (see 11 below))
	8	SHARED VOTING POWER 0 common shares
	9	SOLE DISPOSITIVE POWER 0 common shares (excludes beneficial ownership of 305,803,396 common shares which are disclaimed (see 11 below))
	10	SHARED DISPOSITIVE POWER 0 common shares
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 common shares
Marchmont Limited expressly disclaims beneficial ownership of the 305,803,396 common shares beneficially owned by Weather Investments II S.à r.l.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of outstanding common shares
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP No. G9360W 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON February Private Trust Company (Jersey) Limited, as Trustee of the Marchmont Trust 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 common shares(excludes beneficial ownership of 305,803,396 common shares which are disclaimed (see 11 below))
	8	SHARED VOTING POWER 0 common shares
	9	SOLE DISPOSITIVE POWER 0 common shares (excludes beneficial ownership of 305,803,396 common shares which are disclaimed (see 11 below))
	10	SHARED DISPOSITIVE POWER 0 common shares
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 common shares
February Private Trust Company (Jersey) Limited expressly disclaims beneficial ownership of the 305,803,396 common shares beneficially owned by Weather Investments II S.à r.l.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of outstanding common shares
14	TYPE OF REPORTING PERSON HC, CO

Item 1.                                Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D” or this “Statement”) relates to the common shares, par value $0.001 per share (the “Common Shares”), of VimpelCom Ltd., a company organized under the laws of Bermuda. The principal business address of VimpelCom Ltd. is Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands, and its business telephone number is +31 20 301 2240.

Item 2.                                Identity and Background.

This statement is being filed jointly on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to the acquisition by Weather Investments II S.à r.l. of 305,803,396 Common Shares1:

a)	Weather Investments II S.à r.l. (“Weather II”);

b)	Marchmont Limited (“Marchmont”); and

c)	February Private Trust Company (Jersey) Limited, as trustee of the Marchmont Trust (“February Trustee”).

The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 99.1 to this Schedule 13D. Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

Reporting Persons

Weather II is a private limited liability company (société à responsabilité limitée) duly incorporated under the laws of the Grand Duchy of Luxembourg, with registered office and principal place of business at 12 Rue Guillaume Kroll, L-1882 Luxembourg, Grand Duchy of Luxembourg.  Its principal business is as a holding company for a number of investments in mobile telecommunications media and technology.

Marchmont is a company duly incorporated under the laws of the Cayman Islands, with a registered address and principal place of business at the offices of Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1 – 9007, Cayman Islands.  The principal business of Marchmont is that of investment holding.

As a result of Marchmont’s ownership of 62.7% the issued capital of Weather II, Marchmont may, pursuant to Rule 13d-3, be deemed to control the voting and disposition of the 305,803,396 Common Shares of VimpelCom beneficially owned by Weather II, representing approximately 18.8% of the issued and outstanding Common Shares of VimpelCom Ltd. However, Marchmont disclaims beneficial ownership of the Common Shares beneficially owned by Weather II, and the filing of this statement shall in no way be construed as an admission that Marchmont is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), the beneficial owner of such Common Shares.

________________________________
1 Weather II purchased 325,639,827 Common Shares of VimpelCom, 3,127,996 of which were immediately transferred to Dosantos Investments S.à r.l. (“Dosantos”) and 16,708,435 of which were immediately transferred to TNT Holding S.à r.l. (“TNT”).

February Trustee is a company duly incorporated under the laws of Jersey, with a registered address and principal place of business at Ogier House, the Esplanade, St. Helier, Jersey JE4 9WG.  The principal business of Marchmont is that of investment holding. The principal business of February Trustee is acting as the trustee of Marchmont Trust.

February Trustee, in its capacity as trustee of Marchmont Trust, which trust directly owns 100% of the issued shares of Marchmont, indirectly owns approximately 62.7% of the issued shares of Weather II and may, pursuant to Rule 13d-3, be deemed to control the voting and disposition of the 305,803,396 Common Shares of VimpelCom beneficially owned by Weather II, representing approximately 18.8% of the issued and outstanding Common Shares of VimpelCom Ltd. However, February Trustee disclaims beneficial ownership of the Common Shares beneficially owned by Weather II, and the filing of this statement shall in no way be construed as an admission that February Trustee is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such Common Shares.

Current information concerning the identity and background of the directors and officers of Weather II, Marchmont and February Trustee is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

(d) During the last five years, none of Weather II or, to the best of Weather II’s knowledge, any of the directors or executive officers of Weather II has been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

During the last five years, none of Marchmont or, to the best of Marchmont’s knowledge, any of the directors or executive officers of Marchmont has been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

During the last five years, none of February Trustee or, to the best of February Trustee’s knowledge, any of the directors or executive officers of February Trustee has been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of Weather II or, to the best of Weather II’s knowledge, any of the directors or executive officers of Weather II was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, none of Marchmont or, to the best of Marchmont’s knowledge, any of the directors or executive officers of Marchmont was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, none of February Trustee or, to the best of February Trustee’s knowledge, any of the directors or executive officers of February Trustee was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The citizenships of the executive officers and the directors of Weather II, Marchmont and February Trustee is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Item 3.                                Source and Amount of Funds or Other Consideration.

The consideration used by Weather II to acquire 236,592,521 Common Shares of VimpelCom and 305,000,000 shares of VimpelCom’s convertible preferred shares of value $0.001 each (the “Preferred Shares”) acquired at the time of the consummation of the transactions contemplated by the Share Sale and Exchange Agreement (as defined below in Item 4) consisted of shares in WIND TELECOM S.p.A. (“Wind Telecom”) owned by Weather II at the time of the entry into of the Share Sale and Exchange Agreement. Wind Telecom was the holding company for a major telecommunications business controlled by Weather II at such time.

The consideration used by Weather II to acquire an additional 89,047,306 VimpelCom Common Shares at the time of the consummation of the transactions contemplated by the Share Sale and Exchange Agreement consisted of shares in Wind Telecom acquired by Weather II from other investors in Wind Telecom immediately prior to such consummation. Such investors were: Dosantos, TNT, Weather X S.à r.l., Weather VI S.à r.l., Weather V S.à r.l., Weather Investors S.à r.l., MDCP VI Barometer S.à r.l., MDCP VI Barometer II S.à r.l., MDCP VI Co-Investors (Barometer) L.P., Med A Holding S.à r.l., Med B Holding S.à r.l., Bluelagoon Asset Holdings Limited, Brieda Investment Corporation, GMH Telecommunications Company Ltd, Oakberry International Ltd, Olayan Financing Company, and Walid Raphael.

A portion of the consideration for the acquisition by Weather II of Wind Telecom shares from certain investors in Wind Telecom (Weather X S.à r.l., Weather VI S.à r.l., Weather V S.à r.l., Weather Investors S.à r.l., MDCP VI Barometer S.à r.l., MDCP VI Barometer II S.à r.l., MDCP VI Co-Investors (Barometer) L.P., Med A Holding S.à r.l. and Med B Holding S.à r.l.) was borrowed from such investors. On April 14, 2011 (but effective April 15, 2011), Weather II entered into a loan note agreement (the “Loan Note Agreement”) with the nine original lenders upon the effectiveness of the Loan Note Agreement (as listed in Schedule 1 of the Loan Note Agreement), with Mr. Naguib Sawiris, acting as guarantor, and with Wilmington Trust (London) Limited, acting as security agent and agent, pursuant to which the original lenders are deemed to have made a loan in an aggregate amount of U.S.$1,800,000,000. Weather II agreed to make two repayment installments of U.S.$125,000,000 on March 31, 2012 and March 31, 2013, and to repay all outstanding amounts under the loan in full on June 4, 2013. This summary of the Loan Note Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the agreement, which is filed herewith as Exhibit 99.2 and  incorporated by reference herein.

***

Further information concerning the form of consideration and method of acquisition for VimpelCom’s Common Shares and Preferred Shares is set forth in Item 4 hereto, which is incorporated by reference in response to this Item 3.

Item 4.                                Purpose of Transaction.

The primary agreement that governed the Transaction (as defined below) is the Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom and Weather II dated April 15, 2011 (the “Share Sale and Exchange Agreement”).  Under the terms of and in connection with the Share Sale and Exchange Agreement, VimpelCom acquired all of the shares of Wind Telecom from Weather II (other than those owned by WIND Acquisition Holdings Finance S.p.A., which is controlled by Wind Telecom), in exchange for a combination of cash, 325,639,827 Common Shares of VimpelCom2 and 305,000,000 convertible Preferred Shares and certain other assets, which consideration is described in more detail below (the “Transaction”).  The closing of this transaction took place on April 15, 2011 (the “Closing”).

 The following summaries of the Share Sale and Exchange Agreement and of various ancillary agreements are not intended to be complete and are qualified in their entireties by reference to the full text of the agreements, which are filed herewith as Exhibits 99.3 – 99.13 and incorporated by reference herein.  Please see the full copy of each agreement incorporated by reference hereto for full definitions of undefined capitalized terms.

Share Sale and Exchange Agreement

The Transaction consideration

Under the terms of (and in connection with) the Share Sale and Exchange Agreement, at Closing VimpelCom acquired all of the issued and outstanding shares of Wind Telecom (other than those owned by WIND Acquisition Holdings Finance S.p.A.) in exchange for the following:

• U.S. $1,495,000,000 in cash;

• 325,639,827 VimpelCom Common Shares3 and 305,0000,000 VimpelCom convertible Preferred Shares; and

• consideration resulting from the Orascom Telecom Holding S.A.E. (“OTH”) spin-off plan and the Wind spin-off plan (see more details under “Spin-off Plans” below).

Simultaneously with the Closing, share certificates representing 47,318,504 VimpelCom Common Shares issued to Weather II were transferred to the escrow agent designated in the Share Escrow Agreement (described below).

Under the terms of the Share Sale and Exchange Agreement, Weather II irrevocably directed VimpelCom not to make payment to it of dividends declared during or with respect to the 2010 financial year on VimpelCom Common Shares. This direction only applied to the first U.S.$850 million declared and paid out with respect to the 2010 financial year. The Share Sale and Exchange Agreement further provided that VimpelCom would declare U.S.$850 million in interim dividend on VimpelCom Common Shares in respect of the 2010 financial year, but other than with respect to those dividends, VimpelCom was not permitted to set as a record date for additional dividends to holders of VimpelCom Common Shares any date occurring prior to June 1, 2011.
________________________________
2 Weather II purchased 325,639,827 Common Shares of VimpelCom, 3,127,996 of which were immediately transferred to Dosantos and 16,708,435 of which were immediately transferred to TNT.
3 See footnote 2 .

Representations and Warranties

Each of VimpelCom, Weather II and Wind Telecom made representations relating to its organization, standing and power, capitalization, consents and approvals, no violation of by-laws or laws, financial statements and public disclosures, compliance with applicable laws, permits and licenses, disclosure of litigations pending or threatened, taxes, absence of certain changes or events, material contracts, and employee benefits and labor relations.

Indemnification

Indemnification by Weather II

Pursuant to the Share Sale and Exchange Agreement, following the Closing, Weather II will indemnify VimpelCom and its officers, directors, employees, agents, subsidiaries and affiliates from and against all losses arising out of or resulting from:

•	any breach of any representation, warranty, covenant or obligation of Wind Telecom or Weather II, subject to certain exceptions;

•
claims or residual liabilities related to Wind Telecom ownership of Wind Hellas prior to the completion of the Wind Hellas Spin-Off, the Wind Hellas Spin-Off, or claims relating to Wind Hellas after the Wind Hellas Spin-Off;

•
the Spin-Off Assets to the extent such loss arises out of a situation existing, or an act or failure to act by Weather II or any member of the Weather Group, prior to Closing, subject to certain limitations;

•	Italian Withholding Tax;

•	any guarantee VimpelCom is required to provide to any entity pursuant to the MobiNil Shareholders Agreement;

•
claims brought by Qatar Telecom (Qtel) Q.S.C., any governmental entity or any third-party resulting from the sale of Orascom Telecom Tunisia, but only to the extent that such losses result from claims arising under any agreements not previously disclosed to VimpelCom prior to November 21, 2010.

Weather II will only be liable to pay an indemnity equal to 72.65% of the amount of any loss to be indemnified.

Indemnification by VimpelCom

Pursuant to the Share Sale and Exchange Agreement, following the Closing, VimpelCom will indemnify Weather II and its officers, directors, employees, agents, subsidiaries and affiliates from and against all losses arising out of or resulting from:

•	any breach of any representation, warranty, covenant or obligation of VimpelCom, subject to certain exceptions; and

•
any decision by the Antimonopoly Committee of Ukraine having the effect or revoking, rescinding, cancelling or nullifying its March 2010 approval of the transaction through which Kyivstar became a subsidiary of VimpelCom and certain related matters.

Limitation on Indemnification

Pursuant to the terms of the Share Sale and Exchange Agreement, a party will not be under an obligation to indemnify another until losses incurred by such party exceed a U.S.$50 million threshold. The U.S.$50 million threshold does not apply to the following:

•
claims for indemnification against Weather II or any shareholders of Wind Telecom for (i) breach of the Shareholder Title Representation (as defined therein), (ii) breaches of any covenant or obligation of Weather II or any shareholders of Wind Telecom or (iii) certain other losses as described in the Share Sale and Exchange Agreement as “Weather I Specific Indemnities”4;

•
claims for indemnification against VimpelCom for (i) breaches of the VimpelCom  Share Issuance Representation, (ii) any covenant or obligation of VimpelCom or (iii) certain other losses as described in the Share Sale and Exchange Agreement as the “VimpelCom Specific Indemnity”.

None of Weather II or the shareholders of Wind Telecom will be required to indemnify VimpelCom for any losses in excess of 20% of the value of the consideration received by Weather II or such shareholders of Wind Telecom, other than (i) for breach of the Shareholder Title Representation, (ii) for breach of any covenant or obligation, or (iii) pursuant to the Weather I Specific Indemnities, in which case indemnification is capped at 100% of the value of the consideration received by Weather II or such Wind Telecom Shareholder.

VimpelCom will not be required to indemnify Weather II for any losses in excess of 20% of the value of the consideration received by Weather II, other than (i) for breach of the VimpelCom Share Issuance Representation, (ii) for breach of any covenant or obligation, or (iii) pursuant to the VimpelCom Specific Indemnity, in which case indemnification is capped at 100% of the value of the consideration received by Weather II.

Any indemnifiable losses due to Weather II will be multiplied by the quotient of 1/(1-X%), where X% is equal to Weather II’s share in the share capital of VimpelCom expressed as a percentage at the time the loss is incurred and only in relation to VimpelCom common shares received by Weather II at closing.

Governing Law and Arbitration

The Share Sale and Exchange Agreement is governed in all respects by the laws of the State of New York and any dispute arising under the Share Sale and Exchange Agreement will be settled by arbitration in London under the London Court of International Arbitration (LCIA) Rules.

Lock-up Agreement

Weather II and VimpelCom entered into a lock-up agreement dated April 15, 2011 (the “Lock-up Agreement”) pursuant to which Weather II agreed not to transfer any of the VimpelCom Common Shares it received pursuant to the Share Sale and Exchange Agreement or other related securities without the prior written consent of VimpelCom for a period of 180 days following Closing (the “Lock-Up Period”).

________________________________
4 Wind Telecom was formerly called Weather I.

The restrictions are subject to certain exceptions including, among others, transfers to Controlled Affiliates of Weather II, Pledges, transfers to Personal Holding Structures, transfers to Mr. Naguib Sawiris or any of his Family Members and other customary exceptions.

Weather II also agreed that for 18 months (the “Protected Period”) and such additional period of time as claims or amounts remain outstanding under Article X of the Share Sale and Exchange Agreement, certain sections of an interim control agreement relating to the Egyptian Spin-Off Assets (as defined in the Share Sale and Exchange Agreement) among OTH, Wind Telecom, Weather II and VimpelCom dated April 15, 2011, or the Algerian Risk Sharing Agreement (described below under “Alternative Payment Agreement relating to the Algerian risk sharing arrangement”), Weather II would not transfer or pledge any of the shares that are required to be placed in an escrow account pursuant to the Share Escrow Agreement (described below under “Share Escrow Agreement”), subject to Weather II’s ability to substitute such shares with certain other assets.

Any transfer of VimpelCom Shares during the Lock-Up Period, and Pledges of Escrow Property during the Protected Period (including any extensions thereto) will be null and void ab initio.

The Lock-up Agreement is governed by the laws of the State of New York and shall terminate upon the earlier of the termination of the Share Escrow Agreement and the mutual written agreement of the parties.

Share Escrow Agreement

Pursuant to the Share Sale and Exchange Agreement, on April 15, 2011, Weather II and VimpelCom entered into a share escrow agreement (the “Share Escrow Agreement”), for the purposes of ensuring that Weather II shall have assets to satisfy claims brought by VimpelCom, under, or related to, the Share Sale and Exchange Agreement.

Pursuant to the terms of the Share Escrow Agreement, Weather II has agreed to deposit share certificates initially representing 47,318,504 VimpelCom Common Shares issued to Weather II at Closing under the Share Sale and Exchange Agreement in an escrow account maintained by Citibank N.A. as escrow agent.

For the duration of the Share Escrow Agreement, Weather II shall be entitled to exercise all rights inherent in its ownership of the VimpelCom Common Shares.

The Escrow Property may only be released or received in accordance with the joint written instructions of the parties, following the terms of a court order, or otherwise pursuant to the terms of the Share Escrow Agreement described below.

In the event Weather II elects to substitute the VimpelCom Common Shares with substitute assets, or any substitute assets held in the escrow account with other substitute assets, Weather II must provide VimpelCom and Citibank N.A. with a notice indicating the amount of substitute assets to be deposited in the escrow account and information demonstrating that the proposed substitute assets are at least of equivalent value to the relevant VimpelCom Common Shares or other substitute assets being substituted.  VimpelCom shall have the right to object to such substitution, in which case the Escrow Agent will not give effect to the substitution request absent joint instructions of Weather II and Vimpelcom or a court order.

Any securities distributed in respect of or in exchange for any of the Escrow Property (as defined therein) shall be delivered to Citibank N.A. and shall be considered as Escrow Property. Citibank N.A. shall release to Weather II any cash dividends distributed in respect of the Escrow Property.

Release of Escrow Property

On or after the fifth business day preceding the 12th month anniversary of the Closing date, Weather II shall provide VimpelCom and Citibank N.A. with a notice indicating the Escrow Property to be released to Weather II, and demonstrating that the Escrow Property remaining in the escrow account following such release will have a value at least equal to the higher of (i) two-thirds of the value of the escrow property at the date of the notice or (ii) in the event that as at the date of the notice, (A) Weather II has been notified by VimpelCom of the existence and amount of any outstanding claim under article X of the Share Sale and Exchange Agreement or under certain sections of the interim control agreement relating to the Egyptian Spin-Off Assets (as defined in the Share Sale and Exchange Agreement) or (B) an amount is due by Weather II under the Algeria risk sharing mechanism (further described below under “Alternative Payment Agreement relating to the Algerian risk sharing arrangement”), the lower of (X) the value of the property in escrow on the date of the relevant release notice and (Y) 112.5% of the value of the claims and amounts described in clauses (A) and (B).

On or after the fifth business day preceding the 18th month anniversary of the Closing date, Weather II shall provide VimpelCom and Citibank N.A. with a notice indicating the Escrow Property to be released to Weather II. In the event that as at the date of the notice, Weather II has been notified by VimpelCom of the existence and amount of any outstanding claim under article X of the Share Sale and Exchange Agreement or under certain sections of an interim control agreement relating to the Egyptian Spin-Off Assets, or an amount is due by Weather II under the Algeria risk sharing mechanism, the notice shall include information demonstrating that the Escrow Property proposed to be released is such that the Escrow Property remaining in the escrow account will have a value at least equal to the lower of (i) the value of the property in escrow on the date of the relevant release notice and (ii) 112.5% of the value of such claims and amounts.

At any time after the 12th month anniversary of the Closing date, Weather II may release additional Escrow Property within the limits set out by Section 4(e)(iii) of the Share Escrow Agreement.

In all three of the situations described above, VimpelCom shall have the right to object to such release, in which case the Escrow Agent will not give effect to the release request absent joint instructions of Weather II and VimpelCom or a court order.

Miscellaneous

The parties are jointly and severally liable to pay Citibank N.A.’s fees and expenses. However, the parties have agreed between themselves that they each shall be responsible for one half of Citibank N.A.’s fees and expenses.

The Share Escrow Agreement is governed by, construed in accordance with, and all controversies and disputes arising under, in connection with or in relation to the Share Escrow Agreement, shall be resolved pursuant to the laws of the State of New York.  The parties irrevocably and unconditionally submit to the exclusive jurisdiction of the federal and state courts located in the Borough of Manhattan, City, County and State of New York for any proceeding commenced regarding the Share Escrow Agreement.

Subject to the survival of obligations specifically contemplated in the Share Escrow Agreement, the Share Escrow Agreement shall terminate upon the earlier of (i) the distribution of all Escrow Property from the Escrow Account and (ii) reception by Citibank N.A. of joint instructions from the parties that the Share Escrow Agreement is to terminate.

Registration Rights Agreement

Pursuant to the terms of the Share Sale and Exchange Agreement, Weather II and VimpelCom have entered into the Weather II Registration Rights Agreement, dated April 15, 2011 (the “Registration Rights Agreement”), in order to provide for certain rights and obligations of Weather II relating to the ownership of the VimpelCom registrable securities.

At any time, Weather II, may request that VimpelCom effects a registration under the U.S. Securities Act of 1933 with respect to a specified amount of VimpelCom registrable securities, provided that the aggregate amount of shares for each demand exceeds 1% of the issued and outstanding VimpelCom Common Shares. The request must include information as to the number of securities to be registered, and the methods by which Weather II wishes to sell or dispose of such securities (including whether Weather II intends to distribute the securities by means of an underwritten offering). VimpelCom shall use its best efforts, to effect such registration and cause the filed registration statement to become effective promptly and to qualify such registrable securities under applicable blue sky or other securities laws applicable.

Weather II or any holder of the VimpelCom securities may under certain conditions request that VimpelCom file a shelf registration statement for a delayed or continuous offering pursuant to Rule 415 under the United States 1933 Securities Act with respect to the resale of the VimpelCom registrable securities in the United States.

VimpelCom, along with each holder proposing to distribute VimpelCom registrable securities through an underwritten exchange offer, shall upon request of the lead managing underwriter selected for such underwriting by the requesting holder(s), enter into an agreement with the lead underwriter in connection with the offering.

VimpelCom has acknowledged that the transactions intended to be covered by the registration obligations include, without limitation, sales of registrable securities by transferees, pledgees or other successors in interest to a holder; sales or loans by a holder or third parties pursuant to derivative or other transactions in connection with which registrable securities are to be delivered; and the sale or delivery of registrable securities in connection with the sale by the holder or a third party of securities exchangeable for or convertible into registrable securities or upon exchange or conversion of such securities; provided that a party who is not a specified holder would only be entitled to make a demand under Section 2.1 of the Registration Rights Agreement, and that certain other conditions are fulfilled.

Weather II may assign and transfer its rights under the Registration Rights Agreement to (a) any of its affiliates in which it owns directly or indirectly, more than 66% of the voting rights or of the ownership interests therein, (b) any other person which owns or controls, directly or indirectly, more than 66% of the securities of any one of the holders and (iii) subject to the provisions described in the immediately preceding paragraph, a person to whom VimpelCom registrable securities are transferred by a holder in an amount equal to or greater than 10% of the outstanding VimpelCom Common Shares. Such holders will need to become a party to the Registration Rights Agreement and will assume severally but not jointly, the rights and obligations of the transferor.  The obligations of the holders under the agreement will be several and not joint. The obligations of VimpelCom towards each holder shall be separate and independent obligations.

The Registration Rights Agreement and any disputes arising out of, relating to, or in connection with the agreement will be governed by and construed in accordance with the laws of the State of New York.

Any disputes arising under or in connection with the Registration Rights Agreement shall be settled by arbitration by a tribunal of three arbitrators constituted and acting under the London Court of International Arbitration (LCIA) rules and the seat of arbitration shall be London (England).

Spin-off Plans

As part of the Transaction consideration, VimpelCom and Weather II agreed to use reasonable best efforts to effect, shortly after Closing, the spin-off plans for both OTH and Wind Telecomunicazioni S.p.A. (such company, “Wind Italy,” and such plan, the “Spin-off Plan”), as further outlined in “Spin-off Plans: Step plans OTH and Wind Italy, dated December 20, 2010”.

Pursuant to the step plans, certain assets held under OTH and certain assets held under Wind Italy are to be demerged from the Wind Telecom group and transferred back under the control of Weather II. The assets generally include Wind Telecom group’s direct and indirect minority interest in ECMS, the group’s operations in North Korea, the group’s international wholesale business, various Internet portals in Italy and Egypt and a number of terrestrial and under-sea cable companies.  The Spin-off Plan consists of the OTH Spin-off Plan (with respect to the assets held under OTH) and the Wind Italy Spin-off Plan (with respect to the assets held under Wind Italy).

           OTH Spin-off Plan

According to the Spin-off Plan, the OTH Spin-off Assets (as defined in the Share Sale and Exchange Agreement) are first to be transferred to the existing shareholders of OTH by way of a legal demerger under Egyptian law whereby OTH is to be split into two companies with the same shareholders. One company, initially retaining the name Orascom Telecom Holding S.A.E., will hold the core assets retained by the Wind Telecom group and another company to be named Orascom Telecom Media and Technology Holding S.A.E. or “OTMT”, will hold the OTH Spin-off Assets. The shares held by the Wind Telecom group in OTMT are then to be transferred to a subsidiary of Weather II. The demerger and transfer both are to occur as soon as practicable following the Closing of the Transaction.  If the demerger with respect to the OTH Spin-off Assets cannot be completed on or prior to December 31, 2011 or such earlier date as agreed by VimpelCom and Weather II (the “Spin-off Plan Outside Date”), then the following will occur:

•	all OTH Spin-off Assets shall be retained by VimpelCom;

•	on the Spin-off Plan Outside Date, VimpelCom will make a cash payment to Weather II of U.S.$600 million as additional consideration; and,

•
if France Telecom’s call option under the MobiNil Shareholders Agreement has not been exercised within the first 120 “business days” (as defined in the MobiNil Shareholders Agreement) following the Closing date of the Transaction, VimpelCom shall make a further additional cash payment of U.S.$170 million as further additional consideration on the later to occur of (A) the 121st “business day” (as defined in the MobiNil Shareholders Agreement) following the Closing date of the Transaction and (B) the Spin-off Plan Outside Date.

Wind Italy Spin-off Plan

           The Wind Italy Spin-off Assets are to be in part spun-off directly to a newly established entity (“NewCo”) initially controlled by Wind Italy.  Wind Italy is to transfer its ownership in NewCo and in the other relevant Spin Off Assets to VimpelCom in exchange for a cash payment to Wind Italy based on fair market value, which the parties expect not to exceed U.S.$300 million. Immediately thereafter, VimpelCom is to transfer its ownership in NewCo and in the other Spin Off Assets to Weather II or one of its subsidiaries.

If the spin-off of the Wind Italy Spin-off Assets cannot be completed on or prior to the Spin-off Plan Outside Date, then, all Wind Italy Spin-off Assets will be retained by VimpelCom following the Closing of the Transaction, and VimpelCom will make a cash payment of U.S.$100 million as additional consideration on the Spin-off Plan Outside Date.

Dosantos Share Sale and Exchange Agreement

On April 14, 2011, Dosantos and Weather II entered into a share sale and exchange agreement pursuant to which Dosantos sold its shares of Wind Telecom to Weather II in exchange for a consideration of (x) U.S.$4,802,937 to be paid in cash and (y)  3,127,996 VimpelCom Common Shares (the “Dosantos Share Sale and Exchange Agreement”). Dosantos delivered the shares it owned in Wind Telecom on the date of the signing of the Dosantos Share Sale and Exchange Agreement. Weather II agreed to pay the cash portion of the consideration and to transfer to Dosantos the VimpelCom Common Shares on the  Closing date, or in any event no later than ten business days thereafter. By acknowledgment letter signed by Dosantos and countersigned by VimpelCom and Weather II on April 15, 2011, Dosantos agreed to be bound by, and to perform the obligations set forth in, article 2.1(a) of the Lock-up Agreement (described above under “Lock-Up Agreement”).

In accordance with Article 2.4 of the Share Sale and Exchange Agreement and pursuant to the Dosantos Share Sale and Exchange Agreement, Dosantos agreed not to receive any of the first U.S.$850,000,000 in dividends declared and paid out by VimpelCom with respect to the 2010 financial year. Dosantos shall be entitled to receive its proportionate share of any such dividend amounts paid out above $850,000,000 with respect to the 2010 financial year.

TNT Share Sale and Exchange Agreement

On April 14, 2011, TNT and Weather II entered into a share sale and exchange agreement pursuant to which TNT sold its shares of Wind Telecom to Weather II in exchange for a consideration of (x) U.S.$125,655,265 to be paid in cash and (y) 16,708,435 VimpelCom Common Shares (the “TNT Share Sale and Exchange Agreement”). TNT delivered the shares it owned in Wind Telecom on the date of the signing of the TNT Share Sale and Exchange Agreement. Weather II agreed to pay the cash portion of the consideration and to transfer to TNT the VimpelCom Common Shares on the Closing date, or in any event no later than ten business days thereafter. By acknowledgment letter signed by TNT and countersigned by VimpelCom and Weather II on April 15, 2011, TNT agreed to be bound by, and to perform the obligations set forth in, article 2.1(a) of the Lock-up Agreement (described above under “Lock-Up Agreement”).

In accordance with Article 2.4 of the Share Sale and Exchange Agreement and pursuant to the TNT Share Sale and Exchange Agreement, TNT agreed not to receive any of the first U.S.$850,000,000 in dividends declared and paid out by VimpelCom with respect to the 2010 financial year. TNT shall be entitled to receive its proportionate share of any such dividend amounts paid out above $850,000,000 with respect to the 2010 financial year.

Alternative Payment Agreement relating to the Algerian risk sharing arrangement

On April 15, 2011, VimpelCom and Weather II entered into an Alternative Payment Agreement. Pursuant to this agreement, Weather II may, at its option, satisfy certain payment obligations under the Algerian Risk Sharing Agreement through the transfer of VimpelCom common shares. The Algerian Risk Sharing Agreement gives VimpelCom the option, which can be exercised by VimpelCom at any time within six months following the Closing of the Transaction, to choose to apply the risk sharing arrangement contained therein with Weather II with respect to OTH’s shareholding in OTA. This risk sharing arrangement would involve payments from VimpelCom to Weather II (or vice versa) based on certain formulae linked to an agreed implied equity value of VimpelCom’s see-through ownership of OTA (Wind Telecom owns 51.7% of OTH which in turn owns 96.8% of OTA) (the “Agreed OTA Equity Value”) under various scenarios. In particular, the arrangement provides for financial losses or gains, with reference to the Agreed OTA Equity Value, arising from the sale of all or part of OTA to the Algerian Government or from the eventual settlement of the disputes between OTA and the Algerian Government to be shared in certain proportions between VimpelCom and Weather II. Weather II would be responsible for the substantial majority of the financial loss below the Agreed OTA Equity Value and would receive the substantial majority of the financial gain above the Agreed OTA Equity Value.

***
Each of the Reporting Persons intends to review its investment in VimpelCom on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of VimpelCom, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of VimpelCom owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: VimpelCom’s business and prospects; other developments concerning VimpelCom and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the Common Shares.

Item 5.                                Interest in Securities of the Issuer.

(a – b)

Weather II is the direct beneficial owner of 305,803,396 Common Shares, representing approximately 18.8% of VimpelCom’s outstanding Common Shares.  As a result, it has sole power to vote and dispose of such common shares, subject to its obligations under the Lock-Up Agreement and the Share Escrow Agreement. The descriptions of such agreements set forth in Item 4 are incorporated by reference herein.

As a result of Weather II’s ownership of 305,000,000 Convertible Preferred Shares (convertible 2.5 years after their date of issuance) in addition to its ownership of 305,803,396 Common Shares, it controls 29.4% of the voting rights of any meeting of the shareholders of VimpelCom.

Marchmont is the direct holder of approximately 62.7% of the equity interests in Weather II.

February Trustee is the trustee of Marchmont Trust, which trust directly owns 100% of the issued shares of Marchmont.

Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom Ltd. (other than as described in this Item 5) for the purposes of Section 13(d) of the Exchange Act, or for any other purposes, and such beneficial ownership is expressly disclaimed.

(c)  Except for the transactions described in this Statement, none of the Reporting Persons or, to the best of each Reporting Person’s knowledge, none of such Reporting Person’s executive officers or directors, has engaged in any transactions in the securities of VimpelCom Ltd. during the past 60 days.

(d)  Other than the Reporting Persons, to the best of each Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares held by the persons identified in Item 2 of the Statement. Under certain pledge agreements described in Item 6, certain lenders will have the right in the case of an enforcement event to receive dividends on the VimpelCom Common Shares subject to such pledges and the proceeds of any sale of such shares.

(e)  Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain pledges and loan facilities

Weather II has granted pledges in certain of the VimpelCom Common Shares it owns, as follows:

•
Pursuant to a share charge agreement dated April 14, 2011 (taking effect on April 15, 2011), between Weather II and Barclays Bank PLC (“Barclays”) as secured creditor (the “Barclays Share Charge Agreement”), Weather II has granted to Barclays a security interest in 8,680,486 VimpelCom Common Shares to secure Weather II’s obligations under a derivative transaction originally entered into between Weather II and Barclays in relation to certain “options” relating to the global depository receipts representing common shares of Orascom Telecom Holding S.A.E. Under the terms of the pledge agreement, Barclays may, following the occurrence of an enforcement event (as described in the share charge agreement) exercise voting rights with respect to and retain dividends paid on such shares and sell such shares.

•
Pursuant to a share charge agreement dated April 14, 2011 (taking effect on April 15, 2011), between Weather II and Banque Misr (“Misr”) as secured creditor (the “Misr Share Charge Agreement”), Weather II has granted to Banque Misr a security interest in 5,835,668 VimpelCom Common Shares to secure Weather II’s obligations in connection with a LE 125,000,000.00 long term loan facility agreement made on 24 February 2010, between Nile Sugar Company, an affiliate of Weather II, on the one hand, and Banque Misr, on the other hand, pursuant to which Banque Misr made available a LE 125,000,000.00 long term loan facility to Nile Sugar Company. Under the terms of the pledge agreement, Banque Misr may, following the occurrence of an enforcement event (as described in the share charge agreement) exercise voting rights with respect to and retain dividends paid on such shares and sell such shares.

•
Pursuant to a pledge agreement (the “Pledge Agreement”) governed by New York law and a share charge agreement (the “Share Charge Agreement”) governed by Bermudan law, each dated April 15, 2011, and each between Weather II and Wilmington Trust (London) Limited as security agent on behalf of the secured parties party to the Loan Note Agreement, Weather II has granted the security agent a security interest in a total of 156,721,000 VimpelCom Common Shares to secure Weather II’s obligations under the Loan Note Agreement. Under the terms of the pledge agreement and the share charge agreement, the security agent may, following the occurrence of any event of default (as described in the Loan Note Agreement) and during the continuance thereof, exercise voting rights with respect to such shares and may, following the occurrence of an enforcement event (as described in the Loan Note Agreement) retain dividends paid on such shares and sell such shares.

Court proceedings in connection with the Transaction

On January 28, 2011, Telenor East Holding II AS (“Telenor East”) commenced arbitration proceedings against Altimo Holdings & Investments Limited (“Altimo”), Altimo Coöperatief U.A. (“Altimo Coop”) and VimpelCom, purporting to enforce its alleged pre-emptive rights under a shareholders agreement with respect to Common Shares and Preferred Shares issued in connection with VimpelCom’s acquisition of Wind Telecom.  Telenor East then filed an application to the Commercial Court in London seeking injunctive relief to enjoin VimpelCom’s special general meeting of March 17, 2001, called for the purpose of approving the issuance of new VimpelCom shares in connection with its acquisition of Wind Telecom, pending the outcome of those proceedings.

On March 1, 2011, Weather II (as principal shareholder of Wind Telecom) gave certain undertakings to the Commercial Court in London.  Pursuant to these undertakings, Weather II agreed to take certain actions to ensure that Telenor East receives its claimed pre-emptive shares in the event that the arbitration tribunal ultimately finds in Telenor East’s favor.  As a result of these undertakings, and other undertakings given by the Altimo, Altimo Coop, Telenor East and VimpelCom, the Court issued an order approving the undertakings given by Weather II and denying Telenor East’s injunction application.

Pursuant to the undertakings, Weather II agreed that in the event Telenor is successful in the arbitration proceedings, Weather II shall take certain steps in order to allow the exercise by Telenor East of the pre-emptive rights that are the subject of the pending arbitration proceedings.  The full text of the Weather II undertakings, in the form of a February 28, 2011 letter from Weather II, is attached as Exhibit 99.13.

***

Other than the contracts and arrangements described above and in Items 3 and 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships of the type described in Item 6 of Schedule 13D.

Item 7.                      Material to be Filed as Exhibits.

All the materials listed below are dated as of April 15, 2011 unless otherwise indicated:

99.1.	Joint Filing Agreement.
99.2.	Loan Note Agreement issued by Weather Investments II S.à r.l., dated as of April 14, 2011.
99.3.	Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A., Weather Investments II S.à r.l. and certain Shareholders of Wind Telecom S.p.A.
99.4.	Share Sale and Exchange Agreement by and between Dosantos Investments S.à r.l. and Weather Investments II S.à r.l., dated as of April 14, 2011.
99.5.	Share Sale and Exchange Agreement by and between TNT Holding S.à r.l. and Weather Investments II S.à r.l., dated as of April 14, 2011.
99.6.	Acknowledgment Letter signed by Dosantos and countersigned by VimpelCom Ltd. and Weather Investments II S.à r.l
99.7.	Acknowledgment Letter signed by TNT and countersigned by VimpelCom Ltd. and Weather Investments II S.à r.l
99.8.	Lock-up Agreement by and between VimpelCom Ltd. and Weather Investments II S.à r.l.
99.9.	Share Escrow Agreement among VimpelCom Ltd. and Weather Investments II S.à r.l. and Citibank, N.A., as Escrow Agent.
99.10.	Registration Rights Agreement between VimpelCom Ltd. and Weather Investments II S.à r.l.
99.11.	Alternative Payment Agreement by and between VimpelCom Ltd. and Weather Investments II S.à r.l.
99.12.	Spin-off Plans: Step plans OTH and Wind Italy, dated December 20, 2010.
99.13.	February 28, 2011 letter of undertakings from Weather II.

Annex A

Directors and Executive Officers of Weather II

Position with Weather II	Name	Business Address	Citizenship	Present Principal Occupation or Employment, including the name, principal business and address (if different than Business Address) of Employer
I. Board of Directors and Executive Officers
Class A Manager	Naguib Onsi Sawiris	Nile City Tower, Cornish El Nil, Ramlet Beaulac, Cairo, Egypt	Egyptian U.S.A.	Director of Weather II, Executive Chairman of Orascom Telecom Holding S.A.E.
Class B Manager	Fabio Ceccarelli	12, rue Guillaume Kroll, L-1882 Luxembourg	Italian	Director of Weather II, Financial Controller of Weather II
Class B Manager	Francois Bourgon	12, rue Guillaume Kroll, L-1882 Luxembourg	Luxembourg	Director of Weather II, Manager in Adomex (4, rue Jen-Pierre Probst L-2352 Luxembourg)
Chief Financial Officer	Kim Eric Davenport	Nile City Tower, Cornish El Nil, Ramlet Beaulac, Cairo, Egypt	U.S.A.	Chief Financial Officer of Weather II

Directors and Executive Officers of Marchmont

Position with Marchmont	Name	Business Address	Citizenship	Present Principal Occupation or Employment, including the name, principal business and address (if different than Business Address) of Employer
I. Board of Directors and Executive Officers
Director	Naguib Onsi Sawiris	Nile City Tower, Cornish El Nil, Ramlet Beaulac, Cairo, Egypt	Egyptian U.S.A.	Director of Marchmont, Executive Chairman of Orascom Telecom Holding S.A.E.
Director	Philip Norman	Ogier House, The Esplanade, St Helier, Jersey, JE4 9WG	British	Director of Marchmont, Partner in Ogier Fiduciary Services

Directors and Executive Officers of February Trustee

Position with February Trustee	Name	Business Address	Citizenship	Present Principal Occupation or Employment, including the name, principal business and address (if different than Business Address) of Employer
I. Board of Directors and Executive Officers
Director	Hassan Moustafa Abdou	Nile City Tower, Cornish El Nil, Ramlet Beaulac, Cairo, Egypt	Egyptian U.S.A.	Director of February Trustee, Board Member of Orascom Telecom Holding S.A.E.
Alternate Director	Wafaa Sayed Latif	Nile City Tower, Cornish El Nil, Ramlet Beaulac, Cairo, Egypt	Egyptian	Alternate Director of February Trustee, Vice President of Orascom Telecom Holding S.A.E.
Director (non-voting)	Kevin Struve	4 Cork Street, 5th Floor London W1S 3LB UK	U.S.A.	Director of February Trustee, Director of Orascom Construction Industries
Director	Philip John Le Cornu	Ogier House, The Esplanade, St Helier, Jersey, JE4 9WG	British	Director of February Trustee, Partner in Ogier Fiduciary Services
Director	Philip Norman	Ogier House, The Esplanade, St Helier, Jersey, JE4 9WG	British	Director of February Trustee, Partner in Ogier Fiduciary Services

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 22, 2011

WEATHER INVESTMENTS II S.A R.L.

/s/ Naguib Sawiris
Name: Naguib Onsi Sawiris
Title:   Class A Manager

/s/ Fabio Ceccarelli
Name: Fabio Ceccarelli
Title:   Class B Manager

MARCHMONT LIMITED

/s/ Naguib Sawiris
Name: Naguib Onsi Sawiris
Title:   Director

/s/ Philip Norman
Name: Philip Norman
Title:   Director

FEBRUARY PRIVATE TRUST COMPANY
(JERSEY) LIMITED, AS TRUSTEE OF THE
MARCHMONT TRUST

/s/ Philip Le Cornu
Name: Philip Le Cornu
Title:   Director

/s/ Philip Norman
Name: Philip Norman
Title:   Director